

Mail Stop 7010

March 12, 2008

Via U.S. mail and facsimile

Mr. John Sobchak
Chief Financial Officer
KMG Chemicals, Inc.
10611 Harwin Drive, Suite 402
Houston, TX 77036

      RE: Form 10-K for the fiscal year ended July 31, 2007
             File No. 000-29278

Dear Mr. Sobchak:

      We have reviewed your response letter dated March 4, 2008 and have the following additional comments. If you disagree with any comments, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED JULY 31, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations: Segment Data, page 19

2. We note from your responses to comments 3 and 10 from our letter dated February 8, 2008 that you still plan to present total segment income (loss) from operations outside of the segment footnote. This represents a non-GAAP measure. As we previously requested, please revise your MD&A using one of the two alternatives below:

    • Revise your total segment income (loss) from operations to include other corporate expenses as a separate line item in arriving at this subtotal (which would make this measure a GAAP measure since it would be the same as GAAP operating income); or
    • If you feel that the presentation of total segment income (loss) from operations as presented is meaningful to investors, please revise your MD&A to provide the disclosures required by Item 10(e) of Regulation S-K when the non-GAAP measure is presented outside of your segment footnote.

    For additional guidance, refer to Question 21 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which was released on June 13, 2003.

3. We note that you appear to use two different titles to refer to the same measure of segment profitability. On page 51 of your financial statement footnotes, you refer to the measure as "total profit or loss for reportable segments". However on page 50 of your financial statement footnotes and throughout your MD&A, you refer to the same measure as "income (loss) from operations", which is a title or description that is confusingly similar to the GAAP financial measure "operating income". Please revise your filing throughout to use consistent titles for the same measure which are not confusingly similar to titles or descriptions used for GAAP financial measures. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

4. Please reconcile segment income (loss) from operations to the most directly comparable GAAP financial measure in both your MD&A and your segment financial statement footnote. Based on the title of your non-GAAP measure, it appears the most directly comparable GAAP financial measure would be operating income.

Consolidated Financial Statements

Note 8. Intangible and Other Assets, page 43

5. We note your response to comment 7 from our letter dated February 8, 2008. Due to the broad range of estimated useful lives associated with your intangible assets subject to amortization, please revise to disclose the range of useful lives separately for each type of intangible asset.

Note 15. Business Segment Information, page 49

6. We note your response to comment 9 from our letter dated February 8, 2008. While paragraph 32 of SFAS 131 indicates that only significant reconciling items shall be separately identified and described, you should still provide a reconciliation and then group immaterial reconciling items as a component of that reconciliation. Therefore, as previously requested, please show us how you will revise your future segment footnote disclosures to provide a reconciliation of segment depreciation and amortization and capital expenditures to the consolidated amounts which appear in your statements of cash flows on page 34.

7. We note your response to comment 11 from our letter dated February 8, 2008. Please revise your proposed future filing disclosures in MD&A to provide more robust analysis and quantification of each of the factors contributing to material fluctuations in other corporate expenses where more than one factor is involved.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief